                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            ACRES GAMING INCORPORATED
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    004936100
                                 (CUSIP NUMBER)

                                 SARA BETH BROWN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          INTERNATIONAL GAME TECHNOLOGY
                              9295 PROTOTYPE DRIVE
                               RENO, NEVADA 89510
                                 (775) 448-7777
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 26, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 004936100
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS, I.R.S. Identification Nos. of Above Persons
               IGT

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)    [ ]
        (b)    [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
               Not applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [N/A]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada

                             7      SOLE VOTING POWER
                                    See footnote 1
NUMBER OF
SHARES                       8      SHARED VOTING POWER
BENEFICIALLY                        None
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER
REPORTING                           See footnote 1
PERSON
WITH                         10     SHARED DISPOSITIVE POWER
                                    None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        See footnote 1

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        See footnote 1

14      TYPE OF REPORTING PERSON
        CO


--------
(1) On 1/28/97 IGT, a wholly owned subsidiary of International Game Technology, purchased 519,481 of Issuer's Series A Convertible Preferred Stock. The shares of Convertible Preferred Stock are convertible one-for-one into shares of Common Stock of the Issuer unless the average closing price of the Issuer's Common Stock for the period of thirty (30) days prior to the date of conversion of the shares of Series A Preferred Stock (the "Average Trading Price Per Share") is less than $9.625 per share in which event the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be equal to the quotient of (i) $9.625 and (ii) the Average Trading Price Per Share. Based on the Average Trading Price Per Shares for the period ended December 24, 2001, the 519,481 shares of Series A Preferred Stock were convertible into 1,150,218 shares of Issuer's Common Stock and such number of shares would represent, after giving effect to the issuance of such shares, approximately 11.0% of the Issuer's outstanding Common Stock as reported in its Report on Form 10-Q for the quarter ended September 30, 2001. On December 26, 2001, IGT sent to the Issuer a Redemption Notice requesting that Issuer redeem all of the shares of Series A Preferred Stock owned by IGT. The Redemption Notice sets January 28, 2002 as the redemption date. The redemption price for the 519,481 shares owned by IGT is $5,000,004 (Five Million Four Dollars).


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1.      NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        INTERNATIONAL GAME TECHNOLOGY

2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (A)    [ ]
        (B)    [ ]

3.      SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
               Not applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [N/A]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada

                             7      SOLE VOTING POWER
                                    See footnote 1

NUMBER OF
SHARES                       8      SHARED VOTING POWER
BENEFICIALLY                        None
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER
REPORTING                           See footnote 1
PERSON
WITH                         10     SHARED DISPOSITIVE POWER
                                    None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        See footnote 1

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        See footnote 1

14      TYPE OF REPORTING PERSON

        CO

INTRODUCTORY STATEMENT:

        This Amendment is being filed to report that on December 26, 2001, IGT, a Nevada corporation ("IGT"), sent to Acres Gaming Incorporated, a Nevada corporation (the "Issuer"), a notice of redemption (the "Redemption Notice" ) requesting that Issuer redeem all of the shares of Series A Preferred Stock owned by IGT. The redemption notice sets January 28, 2002 as the redemption date. The redemption price for the 519,481 shares owned by IGT is $5,000,004 (Five Million Four Dollars).

        Items 1 through 7 are hereby amended and restated in their entirety to read as follows:

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to the Series A Convertible Preferred Stock, $.01 par value per share, (the "Issuer Preferred Stock"), of the Issuer, which has its principal executive offices located at 7115 Amigo, Suite 150, Las Vegas, Nevada 89119.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed on behalf of International Game Technology, a Nevada corporation (the "Company") and IGT, a wholly owned subsidiary of the Company. The Company and IGT design, develop and manufacture microprocessor-based gaming products and software systems, and have their principal business address and principal offices at 9295 Prototype, Reno, Nevada 89510.

        The directors and executive officers of the Company are set forth as follows:

                                                   PRINCIPAL        NAME & ADDRESS OF CORP. OR
                          HOME OR BUSINESS        OCCUPATION OR        OTHER ORG. IN WHICH
NAME                           ADDRESS             EMPLOYMENT               EMPLOYED
----                      ----------------        -------------     --------------------------
G. Thomas Baker          9295 Prototype Drive    Chief Executive      International Game
                         Reno, NV 89510          Officer, President   Technology
                                                 and Chief            9295 Prototype Dr.
                                                 Operating Officer    Reno, NV 89510

Maureen Mullarkey        9295 Prototype Drive    Senior Vice          International Game
                         Reno, NV 89510          President of         Technology
                                                 Finance, Chief       9295 Prototype Dr.
                                                 Financial Officer    Reno, NV 89510
                                                 and Treasurer

Charles N. Mathewson     9295 Prototype Drive    Chairman             International Game
                         Reno, NV  89510                              Technology
                                                                      9295 Prototype Dr.
                                                                      Reno, NV 89510

Sara Beth Brown          9295 Prototype Drive    Senior Vice          International Game
                         Reno, NV 89510          President, General   Technology
                                                 Counsel and          9295 Prototype Dr.
                                                 Secretary            Reno, NV 89510

                                                   PRINCIPAL        NAME & ADDRESS OF CORP. OR
                          HOME OR BUSINESS        OCCUPATION OR        OTHER ORG. IN WHICH
NAME                           ADDRESS             EMPLOYMENT               EMPLOYED
----                      ----------------        -------------     --------------------------
Robert A. Bittman        9295 Prototype Drive    Executive Vice       International Game
                         Reno, NV 89510          President, Product   Technology
                                                 Development, and     9295 Prototype Dr.
                                                 Director             Reno, NV 89510

Wilbur K. Keating        9295 Prototype Drive    Administrative       International Game
                         Reno, NV 89510          Officer for the      Technology
                                                 National             9295 Prototype Dr.
                                                 Association of       Reno, NV 89510
                                                 State Retirement
                                                 Administration and
                                                 Director

Robert Miller            9295 Prototype Drive    Senior Partner at    International Game
                         Reno, NV 89510          the law firm of      Technology
                                                 Jones Vargas and     9295 Prototype Dr.
                                                 Director             Reno, NV 89510

Frederick B. Rentschler  9295 Prototype Drive    Retired in 1991      International Game
                         Reno, NV 89510          from position as     Technology
                                                 President and CEO    9295 Prototype Dr.
                                                 of Northwest         Reno, NV 89510
                                                 Airlines.
                                                 Director of the
                                                 Company

Anthony Ciorciari        9295 Prototype Drive    Senior Vice          International Game
                         Reno, NV 89510          President,           Technology
                                                 Operations           9295 Prototype Dr.
                                                                      Reno, NV 89510

Richard Pennington       9295 Prototype Drive    Senior Vice          International Game
                         Reno, NV 89510          President, Product   Technology
                                                 Management           9295 Prototype Dr.
                                                                      Reno, NV 89510

Ward Chilton             9295 Prototype Drive    Senior Vice          International Game
                         Reno, NV 89510          President, North     Technology
                                                 America Sales        9295 Prototype Dr.
                                                                      Reno, NV 89510

The directors and executive officers of IGT are set forth as follows:


                                                                            NAME & ADDRESS OF
                             HOME OR BUSINESS      PRINCIPAL OCCUPATION    CORP. OR OTHER ORG.
          NAME                   ADDRESS              OR EMPLOYMENT         IN WHICH EMPLOYED
          ----               ----------------      --------------------    -------------------
Charles N. Mathewson      9295 Prototype Drive    Chairman                IGT
                          Reno, NV 89510                                  9295 Prototype Dr.
                                                                          Reno, NV 89510

G. Thomas Baker           9295 Prototype Drive    Chief Executive         IGT
                          Reno, NV 89510          Officer, President,     9295 Prototype Dr.
                                                  Chief Operating         Reno, NV 89510
                                                  Officer and Director

Sara Beth Brown           9295 Prototype Drive    Senior Vice             IGT
                          Reno, NV 89510          President, General      9295 Prototype Dr.
                                                  Counsel, Secretary      Reno, NV 89510
                                                  and Director

Maureen Mullarkey         9295 Prototype Drive    Senior Vice President   IGT
                          Reno, NV 89510          of Finance, Chief       9295 Prototype Dr.
                                                  Financial Officer and   Reno, NV 89510
                                                  Treasurer


        During the last five years, no person named above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        All of the directors and executive officers of the Company and IGT are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Amount: $5,000,000

        Source: Working Capital of IGT

ITEM 4. PURPOSE OF TRANSACTION

        On December 26, 2001, IGT sent to the Issuer the Redemption Notice requesting that Issuer redeem all of the shares of Series A Preferred Stock owned by IGT. The Redemption Notice sets January 28, 2002 as the redemption date. The redemption price for the 519,481 shares owned by IGT is $5,000,004 (Five Million Four Dollars).

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

        (a) Number and Percentage of Shares IGT owns; 519,481 shares of Issuer's Series A Convertible Preferred Stock.

        On 1/28/97 IGT, a wholly owned subsidiary of International Game Technology, purchased 519,481 of Issuer's Series A Convertible Preferred Stock. The shares of Convertible Preferred Stock are convertible one-for-one into shares of Common Stock of the Issuer unless the average closing price of the Issuer's Common Stock for the period of thirty (30) days prior to the date of conversion of the shares of Series A Preferred Stock (the "Average Trading Price Per Share") is less than $9.625 per share in which event the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be equal to the quotient of (i) $9.625 and (ii) the Average Trading Price Per Share. Based on the Average Trading Price Per Shares for the period ended December 24, 2001, the 519,481 shares of Series A Preferred Stock were convertible into 1,150,218 shares of Issuer's Common Stock and such number of shares would represent, after giving effect to the issuance of such shares, approximately 11.0% of the Issuer's outstanding Common Stock as reported in its Report on Form 10-Q for the quarter ended September 30, 2001.

        (b) Power to Vote and Dispose of Shares: IGT has the sole power to direct the disposition of and to vote 519,481 shares of Series A Convertible Preferred Stock.

        On December 26, IGT sent to the Issuer the Redemption Notice. See
Item 4 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On December 26, 2001, IGT sent to the Issuer the Redemption Notice.

        Each of the summaries set forth below is qualified in its entirety by reference to the Redemption Notice, Stock Purchase Agreement and the Registration Rights Agreement.

        The shares of Series A Convertible Preferred Stock entitle IGT to elect one director of the Issuer. In addition, so long as 130,000 shares of Series A Convertible Preferred Stock (such number is to be increased by one share for each additional four shares of Series A Convertible Preferred Stock acquired by IGT anytime after January 28, 1997) remain outstanding the Issuer shall not, without the vote or written consent of the holder of the Series A Convertible Preferred Stock, approve any amendments to its Certificate of Incorporation or do any of the following: (a) alter or change the rights, preferences or privileges of the shares of Series A Convertible Preferred Stock; (b) increase the number of authorized shares of Series A Convertible Preferred Stock or issue any shares of stock with rights, including liquidation preferences, superior to the Series A Convertible Preferred Stock; (c) effect any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of the Issuer or any of its subsidiaries or any consolidation or merger involving the Issuer or any of its subsidiaries if the Issuer or its subsidiary is not the surviving corporation, or any consolidation or merger involving the Issuer or any of its subsidiaries if the Issuer or its subsidiaries is the surviving corporation but the holders of the capital stock of the Issuer before the consolidation or merger own less than 50% of the Issuer after the consolidation or merger, or any reclassification or other change of any stock, or any recapitalization of the Issuer, or any voluntary dissolution, liquidation or winding up of the Issuer; or (d) permit any direct or indirect subsidiary or other entity owned by the Issuer to sell any equity security or similar interest or any right to acquire any equity security or similar interest in such entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Redemption Notice
        Purchase Contract
        Registration Rights Agreement
        Certificate of Designation of Preferred Stock

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2001                   IGT



                                            By: /s/ Maureen Mullarkey
                                               ---------------------------------
                                               Maureen Mullarkey
                                               Senior Vice President of Finance,
                                               Chief Financial Officer and
                                               Treasurer



                                            INTERNATIONAL GAME TECHNOLOGY



                                            By: /s/ Maureen Mullarkey
                                               ---------------------------------
                                               Maureen Mullarkey
                                               Senior Vice President of Finance,
                                               Chief Financial Officer and
                                               Treasurer

EXHIBIT INDEX

1.      Redemption Notice.

2. Purchase Contract (incorporated by reference to the Schedule 13D dated January 28, 1997).

3. Registration Rights Agreement (incorporated by reference to the Schedule 13D dated January 28, 1997).

4. Certificate of Designation of Preferred stock (incorporated by reference to the Schedule 13D dated January 28, 1997).